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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING



(Check One):      [X] Form 10-K            [ ] Form 11-K          [ ] Form 20-F
                  [ ] Form 10-Q            [ ] Form N-SAR
                                                              -----------------
                                                               SEC FILE NUMBER
For Period Ended:  June 30, 1999                               333-37081
                                                              -----------------
[ ] Transition Report on Form 10-K                            -----------------
[ ] Transition Report on Form 20-F                              CUSIP NUMBER
[ ] Transition Report on Form 11-K                            -----------------
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                ----------------------------------

================================================================================

  Read Instruction (on last page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

================================================================================


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I.  REGISTRANT INFORMATION
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Full Name of Registrant:    Doskocil Manufacturing Company, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number): 4209 Barnett
Boulevard



City, State and Zip Code: Arlington, Texas 76017


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PART II.  RULES 12b-25 (b) AND (c)
- --------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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[X] (b)   The subject annual report, semi-annual report, transition report on
          Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III.  NARRATIVE
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State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q,
N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

On September 17, 1997, the Company entered into a credit facility (the "Existing Credit Agreement") with a syndicate of lending institutions party thereto (the "Lenders"), which provides for an aggregate principal amount of loans of up to $110 million consisting of a $27.5 million revolving credit facility and term loans in an initial aggregate principal amount of $82.5 million ($ 78.1 million after giving effect to principal payments thereon). The Existing Credit Agreement was amended in February 1999, May 1999 and August 1999 and, as part of the amendments in February and May, waivers of certain covenant defaults were granted.

On September 10, 1999, the Company gave notice to the Lenders that the Company may not be in compliance with the interest coverage ratio, fixed charge coverage ratio, and the minimum EBITDA requirements of the Existing Credit Agreement. The Company has obtained a forbearance from the Lenders pursuant to which the Lenders have agreed not to accelerate the repayment of the indebtedness or take any other remedies against the Company prior to October 15, 1999, absent a new event of default after the effective date of forbearance. The Company is in discussions with the Lenders to amend further the Existing Credit Agreement and to obtain a waiver of the June 30, 1999 defaults. The Company has just recently received a report from the independent financial advisor to the Lenders which the Lenders requested in connection with their discussions with the Company concerning the Existing Credit Agreement. The Company has not been able to complete its Report on Form 10-K primarily due to ongoing bank negotiations and the implementation of new computer and information systems following the end of the Company's fiscal year.

The Company currently anticipates the filing of its annual report on Form 10-K to occur no later than 15 calendar days following the prescribed due date in accordance with Rule 12b-25.


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PART IV.  OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification

        John Casey                                  (817) 467-5116 x1169
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         (Name)                                 (Area Code)(Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


SEE ATTACHED "EXHIBIT A."
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                      Doskocil Manufacturing Company, Inc.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 9-29-99                                By: /s/ JOHN CASEY
     ---------------------------                ----------------------------
                                             Name:  John Casey
                                             Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
       INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C 1001).



                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.


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5.   Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter.


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EXHIBIT A



Doskocil Manufacturing Company, Inc.
Statements of Operations

                                                                  Twelve Months Ended
                                                                    ($ in thousands)
                                                              ---------------------------
                                                               June 30,          June 30,
                                                                 1999              1998
                                                              ---------------------------
 Net sales                                                    $ 169,932         $ 147,156
 Cost of goods sold                                             121,120            99,562
                                                              ---------------------------

 Gross profit                                                    48,812            47,594
 Selling, general and administrative expense                     43,135            31,540
 Impairment of long-lived assets                                  4,633                --
                                                              ---------------------------

 Operating income                                                 1,044            16,054

 Other (income) expense:
        Interest expense and other financing costs               17,719            17,461
        Interest income                                             (34)             (124)
        Other, net                                                   89              (232)
                                                              ---------------------------
               Total other expense                               17,774            17,105

 Income (loss) before income taxes                              (16,730)           (1,051)

 Provision of income taxes                                           --             1,869
                                                              ---------------------------

 Net (loss) income                                              (16,730)           (2,920)

 Preferred stock dividends                                          916             1,184
                                                              ---------------------------

 Net (loss) income attributable to common shareholders        $ (17,646)        $  (4,104)
                                                              ===========================

 Net (loss) per common share (basic and diluted)              $   (5.68)        $   (1.50)
                                                              ===========================

 Weighted average common shares outstanding                       3,105             2,740
                                                              ===========================

The Company estimates the above results for the year ended June 30, 1999. The year end audit is not complete and the above results are, therefore, preliminary and subject to change.

NET SALES increased to $169.9 million in fiscal 1999 from $147.2 million in fiscal 1998, an increase of $22.7 million, or 15.4%. The increase was due to the inclusion of Dogloo net sales for the entire year, increased pet sales and higher outside resin sales. Sporting goods sales decreased primarily due to the loss of two customers and management's decision in the third quarter to divest the Company of certain non-core sporting good assets.


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GROSS PROFIT increased to $48.8 million for fiscal 1999, up from $47.6 million in the period of the prior year, an increase of $1.2 million. As a percentage of sales, gross margin decreased to 28.7% for fiscal 1999 from 32.3% in the comparable period of the prior year. The Company's gross profit in fiscal 1999 was unfavorably affected by a failure to manufacture sufficient inventory in fiscal year 1998 and the inability to accurately forecast demand in the first part of the fiscal year compounded operational problems. In addition, during the first half of the fiscal year, the Company experienced a failed software system conversion that hampered the Company's ability to manufacture, ship and invoice during its second fiscal quarter. Margins for the year reflect the higher associated costs including $1.4 million for outside storage, $1.6 million of inbound freight and higher expenses for outside molders. The Company also experienced higher costs for direct labor in manufacturing and higher distribution center and fulfillment costs due to inefficiencies.

 SELLING, GENERAL AND ADMINISTRATIVE expenses increased to $43.1 million for fiscal 1999 from $31.5 million in fiscal 1998, an increase of $11.6 million or 36.8%. The increase was the result of several factors including higher expenses as a result of the merger, higher freight, amortization of goodwill, advertising and promotion expenses and bad debt expenses.

Impairment of long-lived assets in fiscal 1999 was $4.6 million. This includes a $1.3 million charge due to the decision to divest the Company of certain non-core business assets, $2.3 million charge due to a failed system conversion and management's assessment that the implementation costs have minimal future benefit and a $1.0 million charge reflecting management's ongoing review of recoverability of assets.

For the combined company of Doskocil and Dogloo, sales for the twelve months ended June 30, 1999 and 1998 were $169.9 million and $159.1 million, respectively. EBITDA for fiscal year 1999 is expected to approximate $16.0 million. This compares to a combined Doskocil and Dogloo EBITDA for the fiscal year ending June 30, 1998 of $29.0 million, a decrease of $13.0 million or 45%. This decrease is primarily due to the factors discussed above which include increased costs due to difficulties in accurately forecasting customer demand, production scheduling difficulties, warehousing and shipping constraints, computer system problems, higher advertising and promotion expenses and the failure to build sufficient inventory in the fourth quarter of fiscal year 1998.


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